UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

Information Statement Pursuant to Section 14(f) of the

Securities Exchange Act of 1934 and Rule 14f-1 Thereunder

LIFE CARE MEDICAL DEVICES LIMITED

(Exact name of registrant as specified in its corporate charter)

000-54632

(Commission File No.)

Nevada (State of Incorporation)	98-0576696 (IRS Employer Identification No.)

880 Third Avenue

Suite 905

New York, NY 10022

(Address of principal executive offices)

(917) 860-4514

(Registrant’s telephone number)

LIFE CARE MEDICAL DEVICES LIMITED

(Formerly Health In Harmony Inc.)

880 Third Avenue

Suite 905

New York, NY 10022

(917) 860-4514

INFORMATION STATEMENT

PURSUANT TO

SECTION 14(F) OF THE SECURITIES EXCHANGE

ACT OF 1934 AND RULE 14F-1 THEREUNDER

We are furnishing this Information Statement to all of the holders of record of our common stock, $.001 par value per share, at the close of business on April 1, 2013.

This notice is required by Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 of the Securities and Exchange Commission (“SEC”).

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY

INTRODUCTION

This Information Statement is being mailed on or about April 1, 2013, to the holders of record at the close of business on April 1, 2013 (the “Record Date”) of shares of the common stock, par value $0.001 per share (“Common Stock”) of Life Care Medical Devices Limited (formerly Health In Harmony, Inc.), a Nevada corporation (the “Company”), in connection with the change of control and composition of the board of directors of the Company (the “Board of Directors”) as provided by that certain Share Exchange and Reorganization Agreement, dated March 29, 2013 (the “Agreement”), by and among the Company, Life Care Medical Devices Limited, a Hong Kong SAR corporation (“LCMD Hong Kong”), and the beneficial stockholders of LCMD Hong Kong identified in the Agreement (the “LCMD Hong Kong Stockholders”), pursuant to which the LCMD Hong Kong Stockholders exchanged all of their beneficially owned shares of LCMD Hong Kong common stock for an aggregate of 29,200,000 shares of common stock, par value $0.001 per share, of the Company (the “Common Stock”). At the closing of the transactions contemplated by the Agreement (the “Closing”), LCMD Hong Kong became a wholly-owned subsidiary of the Company.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s stockholders.

On the Record Date, 35,000,000 shares of the Common Stock were issued and outstanding with the holders thereof being entitled to cast one vote per share.

CHANGE OF CONTROL AND CHANGE OF BOARD OF DIRECTORS

On March 29, 2013, the Company entered into the Agreement, pursuant to which the LCMD Hong Kong Stockholders exchanged all of their beneficially owned shares of LCMD Hong Kong common stock for an aggregate of 29,200,000 shares of Common Stock. At the closing of the transactions contemplated by the Agreement, LCMD Hong Kong became a wholly-owned subsidiary of the Company. Concurrently with the Closing, Tungsten 74 LLC (“Tungsten”), the owner of 8,000,000 restricted shares of the Company’s Common Stock, representing 57.97% of the Company’s outstanding shares of Common Stock immediately prior to the Closing, delivered to the Company for cancellation all of such shares, and Tungsten ceased being a stockholder of the Company. The signing of the Agreement and the transactions contemplated thereby resulted in a change of control of the Company in which the existing stockholders of the Company no longer owned a majority of the Company’s Common Stock. Furthermore, the Company intends to take steps to change its securities regulatory status from a “shell company” to an operating company since it will have assets and operations.

The transaction of issuing the Common Stock to LCMD Hong Kong Stockholders was exempt from registration in part based on the Company’s reliance upon an exemption from registration pursuant to Section 4(2) under the Securities Act of 1933, as amended.

As of the Closing, the Company increased to three directors the number of directors constituting the Board of Directors and appointed each of Messrs. Glenn Foley and Arthur Malvett as a director to fill the vacancies created by such increased Board size, effective on the 10th day following the mailing of this Information Statement to the Company’s stockholders (the “Effective Date”). Furthermore, Mr. Foley was appointed as the Company’s Chief Executive Officer and Mr. Malvett was appointed as the Company’s Chief Operating Officer, each as of the Closing. Dr. Kukekov resigned as Chief Executive Officer of the Company as of the Closing, but remained a director.

Prior to Messrs. Foley and Malvett’s appointment as a director, they did not hold any positions with the Company nor have they been involved in any transactions with the Company or any of the Company’s directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). To the best of the Company’s knowledge, none of the officers or incoming or existing directors of the Company has been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Prior Change of Control Transactions

On June 28, 2012, Susanna Janse Van Vuuren entered into a Stock Purchase Agreement with Tammy DuPerron, pursuant to which Ms. DuPerron sold 4,000,000 shares of Common Stock held by her to Ms. Van Vuuren, representing approximately 57.97% of the total issued and outstanding shares of Common Stock of the Company. Also on June 28, 2012, Ms. DuPerron resigned from all of her positions with the Company, and Ms. Van Vuuren was elected as the sole director, President, Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary of the Company.

On October 31, 2012, Ms. Van Vuuren entered into and performed a Securities Purchase Agreement pursuant to which she sold the 4,000,000 shares of Common Stock held by her to Tungsten 74 LLC, a Delaware limited liability company, for aggregate consideration of $311,108, or approximately $0.0778 per share, less any liabilities. The transaction is described in the Form 8-K filed by the Company with the Securities and Exchange Commission on November 16, 2012. Also on October 31, 2012, the Company increased to two directors the number of directors constituting the Board of Directors and appointed Dr. Nickolay Kukekov as a director to fill the vacancy created by such increased Board size, and was further appointed the Company’s Chief Executive Officer. Ms. Van Vuuren submitted her resignation as a director and as an officer and employee, effective on or about November 26, 2012, leaving Mr. Kukekov as the sole director. On March 25, 2013 the Company effected a 2 for 1 forward split of its Common Stock resulting in, among other things, the 4,000,000 shares of Common Stock sold to Tungsten 74 LLC being split into 8,000,000 shares of Common Stock.

VOTING SECURITIES

The Common Stock of the Company is its only class of equity securities outstanding that is entitled to vote at a meeting of the Company’s stockholders. Each share of Common Stock entitles the holders thereof to one vote. As of the Record Date there were 35,000,000 shares of Common Stock issued and outstanding. The change of the composition of the Company’s Board of Directors in connection with the exchange transaction was not subject to a stockholder vote.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the ownership of the Company’s Common Stock as of the Record Date, and taking into account the share exchange transaction between LCMD Hong Kong and the Company, by:

•	each director;

•	each person known by us to own beneficially 5% or more of the Company’s common stock;

•	each officer named in the summary compensation table elsewhere in this Information Statement; and

•	all directors and executive officers as a group.

The amounts and percentages of common stock beneficially owned are reported on the basis of regulations of the Securities and Exchange Commission governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of such security, or "investment power," which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has the right to acquire beneficial ownership within 60 days. Under these rules more than one person may be deemed a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.

Unless otherwise indicated below, to the best of the Company’s knowledge each beneficial owner named in the table has sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Unless otherwise indicated, the address of each beneficial owner is 880 Third Avenue, New York, New York 10022.

Name and address of beneficial owner	Amount of Beneficial Ownership of Common Stock	Percent of Common Stock (1)
Berdon Venture Associates LLC (2)	18,697,675	34.82%
Medical Device International LLC (3)	7,399,436	19.46%
Choice Investment Management, LLC (4)	3,389,759	9.55%
Theodore Kalem (5)	2,189,383	6.26%
Kent Riddle (6)	2,044,581	5.84%
Glenn Foley (7)	2,700,145	7.71%
Arthur Malvett (8)	2,758,562	7.88%
Nickolay Kukekov (9)	2,189,389	6.26%
David Horin	—	—
All directors and executive officers as a group (4 people) (10)	7,648,096	21.85%

(1)	Based on 35,000,000 shares of Common Stock issued and outstanding as of the Record Date.
(2)	Includes warrants to purchase an aggregate of 15,482,620 shares of the Company’s common stock, which are currently exercisable through November 15, 2015. Berdon Venture Associates LLC is controlled by Frederick Berdon, as its sole manager. Its address is 37 Westerleigh Road, Purchase, New York 10577.
(3)	Medical Device International LLC is beneficially owned by Glenn Foley (26%), Arthur Malvett (49%) and Mr. Jack Lefevre (25%). Additionally, each of Messrs. Foley and Malvett is a Managing Director. They each disclaim beneficial ownership in Medical Device International LLC except to the extent of their pecuniary interest therein.

(4)	The Company has been informed that Choice Investment Management, LLC acts as investment manager of and controls Cynergy All Seasons LP, Cynergy Emerging Growth LLC, Cynergy Healthcare Investors 2008 LLC, Cynergy Healthcare Investors Emerging Bridge LLC and Adams Market Neutral Fund LLLP. Of such shares, (a) 1,204,829 shares and 92,357 shares underlying warrants are beneficially owned by Cynergy All Seasons LP, (b) 815,437 shares and 168,415 shares underlying warrants are beneficially owned by Cynergy Emerging Growth LLC, (c) 375,242 shares and 114,088 shares underlying warrants are beneficially owned by Cynergy Healthcare Investors Emerging Bridge LLC, (d) 28,654 shares are beneficially owned by Cynergy Healthcare Investors 2008 LLC and (e) 476,649 shares and 114,088 shares underlying warrants are beneficially owned by Adams Market Neutral Fund LLLP. The address or each of the foregoing is 5975 S. Quebec Street, Suite 270, Centennial, Colorado 80111.
(5)	Mr. Kalem’s address is 620 West 42nd St.; Apt. 49A, New York, NY 10036.
(6)	Mr. Riddle’s address is 335 Gorrell Street, Greensboro, North Carolina 27406.
(7)	Does not include 7,399,436 shares of the Company’s common stock held by Medical Device International LLC, of which Mr. Foley is a Managing Director and the owner of 26% of its membership interests.
(8)	Does not include 7,399,436 shares of the Company’s common stock held by Medical Device International LLC, of which Mr. Malvett is a Managing Director and the owner of 49% of its membership interests.
(9)	Does not include 768,964 shares of the Company’s common stock held by Chromium 24 LLC. Chromium 24 LLC is controlled by John Kalem. Dr. Kukekov is a non-controlling member of Chromium 24, LLC, and disclaims beneficial ownership in Chromium 24, LLC except to the extent of his pecuniary interest therein. Chromium 24, LLC’s address is 135 East 18th Street, New York, New York 10003. Concurrently with the Closing Tungsten 74 LLC, the owner of 8,000,000 restricted shares of the Company’s Common Stock, representing 57.97% of the Company’s outstanding shares of Common Stock immediately prior to the share exchange, delivered to the Company for cancellation all of such shares, and Tungsten ceased being a stockholder of the Company. Dr. Kukekov is a non-controlling member of Tungsten 74 LLC.
(10)	Does not include the shares (a) in the case of Dr. Kukekov, held by Chromium 24, LLC, of which Dr. Kukekov is a non-controlling member and (b) in the case of Messrs. Foley and Malvett, held by Medical Device International LLC, of which each of them are managing members.

Changes in Control

The Company is not aware of any person who owns of record, or is known to own beneficially, five percent or more of its outstanding securities, other than as set forth above. The Company does not have an investment advisor. Except as described above with respect to the Exchange, there are no current arrangements which will result in a change in control.

LEGAL PROCEEDINGS

The Company’s management knows of no material existing or pending legal proceedings or claims against the Company, nor is the Company involved as a plaintiff in any material proceeding or pending litigation. To the Company’s knowledge, none of the Company’s directors, officers or affiliates, and no owner of record or beneficial owner of more than five percent (5%) of the Company’s securities, or any associate of any such director, officer or security holder, is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following sets forth information about the Company’s directors and executive officers as of the date of this Information Statement:

Name	Age	Position
Glenn Foley	56	Chief Executive Officer and Director Elect
Arthur Malvett	63	Chief Operating Officer and Director Elect
David Horin	44	Chief Financial Officer
Nickolay V. Kukekov	39	Director

Glenn Foley. The Chief Executive Officer and a director elect of the Company since March 29, 2013, and a founder, the Managing Partner and Chief Executive Officer of LCMD Hong Kong since July 2010. Mr. Foley’s appointment as a director is expected to take place 10 days after the filing and mailing of this Information Statement on Schedule 14F disclosing such appointment to the Company’s stockholders. He is also the Chairman and Managing Director of Medical Device International Limited, a stockholder of the Company, since April 2009. Mr. Foley has 30 years of medical device experience. From January 2006 to March 2009, Mr. Foley was the Managing Member of Device Partners International LLC, a medical device marketing company and reseller. His senior management experiences range from multi-national organizations like Medtronic Vascular where he was the Vice President of Global Sales, to Precision Vascular Systems (an IP incubator company), which, as its Chief Executive Officer, he developed into an operating company and sold to Boston Scientific in 20 months. Mr. Foley’s experience in the medical device operations includes experience in finance, financial institution relationships, operations, intellectual property, corporate law, sales, and sales and marketing in over 40 counties.

Arthur Malvett. The Chief Operating Officer and a director elect of the Company since March 29, 2013, and a founder, the Managing Partner and Chief Executive Officer of LCMD Hong Kong since July 2010. Mr. Malvett’s appointment as a director is expected to take place 10 days after the filing and mailing of this Information Statement on Schedule 14F disclosing such appointment to the Company’s stockholders. He was principal and President of BRIC Consulting Group, which developed trade and business opportunities among the “BRIC” emerging markets, from January 2006 to March 2010. Mr. Malvett is also the Chairman and Executive Director of Medical Device International Limited, a stockholder of the Company, since April 2009. His career has taken him to four continents in a variety of business disciplines. Mr. Malvett has experience in international trade, commodity trade finance, and government relations. His experience ranges from Vice President of Midland Bank from August 1980 to May 1984, to Director General of the World Gold Council, from May 1984 to November 2002. In addition to his role as Chief Operating Officer, he will also direct the Company’s business initiatives in Latin America from Sao Paolo and New York.

David Horin. The Chief Financial Officer of the Company since March 29, 2013, and the Chief Financial Officer of LCMD Hong Kong since December 11, 2012. Mr. Horin is currently the President of Chord Advisors, LLC, an advisory firm that provides targeted financial solutions to public (small-cap and mid-cap) and private small and mid-sized companies. From March 2008 to June 2012, Mr. Horin was the Chief Financial Officer of Rodman & Renshaw Capital Group, Inc., a full-service investment bank dedicated to providing corporate finance, strategic advisory, sales and trading and related services to public and private companies across multiple sectors and regions. From March 2003 through March 2008, Mr. Horin was the Managing Director of Accounting Policy and Financial Reporting at Jefferies Group, Inc,, a full-service global investment bank and institutional securities firm focused on growth and middle-market companies and their investors. Prior to his employment at Jefferies Group, Inc., from 2000 to 2003, Mr. Horin was a Senior Manager in KPMG’s Department of Professional Practice in New York, where he advised firm members and clients on technical accounting and risk management matters for a variety of public, international and early growth stage entities. Mr. Horin has a Bachelor of Science degree in Accounting from Baruch College, City University of New York. Mr. Horin is also a Certified Public Accountant.

Nickolay V. Kukekov. A member of the Company’s Board of Directors as of October 31, 2012. Furthermore, he was the Company’s Chief Executive Officer from October 31, 2012 through March 29, 2013. Since September 2012, Dr. Kukekov has served as the chief executive officer and director of AntriaBio, Inc. (formerly Fits My Style, Inc.) a development-stage company seeking to develop proprietary technology to be used with active pharmaceutical ingredients to create sustained release injectable formulations. Dr. Kukekov currently serves as the managing director of Highline Research Advisors, a division of Corinthian Partners L.L.C. Prior to forming Highline Research Advisors, Dr. Kukekov was the Managing Director of Healthcare Investment Banking at Summer Street Research from October 2010 to August 2012. In September 2009, Dr. Kukekov was a co-founder of the Healthcare Investment Banking group at Gilford Securities. From December 2007 to July 2009, Dr. Kukekov served as the managing director of Paramount BioCapital, where he ran the advisory, M&A and capital raising services for in-house private and public portfolio companies. Dr. Kukekov holds a Bachelor of Science degree in Molecular, Cellular and Developmental Biology from the University of Colorado at Boulder and a Ph.D. in Neuroscience from Columbia University, College of Physicians and Surgeons in New York.

Executive officers are appointed by the Board of Directors of the Company. Each executive officer holds his or her office until he or she resigns, is removed by the Board of Directors or his or her successor is elected and qualified. Directors will be elected annually by the Company’s stockholders at the annual meeting. Each director holds his or her office until his or her successor is elected and qualified or his or her earlier resignation or removal.

Family Relationships

There are no family relationships among any of the Company’s officers or directors.

Conflicts of Interest

Certain potential conflicts of interest are inherent in the relationships between the Company’s officers and directors and the Company.

From time to time, one or more of the Company’s affiliates may form or hold an ownership interest in and/or manage other businesses both related and unrelated to the type of business that the Company operates or intends to operate. These persons expect to continue to form, hold an ownership interest in and/or manage additional other businesses which may compete with the Company’s current or future business with respect to operations, including financing and marketing, management time and services and potential customers. These activities may give rise to conflicts between or among the interests of the Company and other businesses with which the Company’s affiliates are associated. The Company’s affiliates are in no way prohibited from undertaking such activities, and neither the Company nor the Company’s shareholders will have any right to require participation in such other activities.

Further, because the Company may transact business with some of its officers, directors and affiliates, as well as with firms in which some of its officers, directors or affiliates have a material interest, potential conflicts may arise between the respective interests of the Company and these related persons or entities. The Company believes that such transactions will be effected on terms at least as favorable to the Company as those available from unrelated third parties.

The Company presently does not have a formal policy with respect to transactions involving real or apparent conflicts of interest.

Involvement in Certain Legal Proceedings

To the best of the Company’s knowledge, none of its directors or executive officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past ten years that resulted in a judgment, decree, or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with Related Persons

Dr. Nickolay V. Kukekov, the Chief Executive officer and director of the Company, is a non-controlling member of Tungsten 74 LLC, which owned approximately 58% of the Common Stock of the Company prior to the exchange transaction, and is a non-controlling member of Chromium 24 LLC, which owns approximately 2.2% of the Common Stock of the Company taking into account the exchange transaction and 8.47% prior to the exchange transaction.

LCMD Hong Kong is party to a Consulting Agreement with Glennart Consulting Group LLC, dated March 15, 2012. Each of Glenn Foley, the Company’s Chief Executive Officer, and Arthur Malvett, the Company’s Chief Operating Officer, own 50% of Glennart. Pursuant to the Consulting Agreement, Glennart is retained by LCMD Hong Kong to provide sale and marketing support in pre-defined international markets, direct regulatory activity, and prepare LCMD Hong Kong for entry into the United States market, among other things. The term of the Consulting Agreement ends on March 14, 2014. Either party may cancel the Consulting Agreement on 30 days written notice to the other party. Glennart is required to spend approximately 100 man hours per week in fulfilling its obligations under the Consulting Agreement, and in return is paid a monthly fee of $50,000 plus out of pocket expenses. LCMD Hong Kong paid to Glennart $47,920 during the fiscal year ended March 31, 2012 and $483,200 during the period from April 1, 2012 through December 31, 2012. LCMD Hong Kong and Glennart Consulting intend to terminate the consulting agreement as of the Closing of the exchange.

The Company’s headquarters are located in facilities of approximately 240 square feet at 880 Third Avenue, New York, New York, which are licensed to Glennart Consulting Group LLC pursuant to a one year License Agreement dated April 20, 2012. The term of the license commenced on May 1, 2012 and expires on April 30, 2013. The monthly license fee under the license varied over the course of the one year license period, with the remaining months at $4,800 per month. We pay all of Glennart’s license fees under the license agreement in return for the use of the facilities. A one-year extension renewal has been signed effective as of May 1, 2013 for a monthly license fee of $4,900 per month. This license is expected to be assigned and transferred to the Company after the closing of the exchange with LCMD Hong Kong.

All patent rights relating to International Patent Application No. PCT/IB2010/000797 was assigned by Glenn Foley, our Chief Executive Officer, to Medical Device International Limited, an affiliate of both Mr. Foley and Glenn Malvett, the Company’s Chief Operating Officer, on July 5, 2010. Medical Device International Limited then assigned the patent rights to LCMD Hong Kong on August 3, 2010. Pursuant to the assignment:

•	LCMD Hong Kong shall pay to Medical Device International Limited a fee of 2% of net sales received by LCMD Hong Kong as a result of the sale of product;

•	LCMD Hong Kong shall pay Medical Device International Limited an amount equal to 2% of the total royalty revenue related to the intellectual property; and

•	In no event shall the payments from LCMD Hong Kong to Medical Device International Limited be less than $5,000 per month.

We paid to Medical Device International an aggregate of $70,500 during the fiscal year ended March 31, 2012 and an aggregate of $43,200 during the period from April 1, 2012 through December 31, 2012, pursuant to the above assignment.

Medical Device International Limited, assigned the patent rights relating to International Patent Application No. PCT/IB2012/001470 to LCMD Hong Kong on October 5, 2010. Pursuant to the assignment, LCMD Hong Kong shall pay to Medical Devices International Limited royalty payments equal to 50% of the net revenue collected by LCMD Hong Kong from the commercial sale of the product, paid on a calendar quarterly basis, with payments beginning no later than July 1, 2013 and totaling no less than $10,000 per calendar quarter. Medical Device International Limited, in turn, is required to pay all such amounts collected, to Leap Medical, LLC, which is beneficially owned by Kent Riddle, one of the Company’s stockholders.

On December 11, 2012, LCMD Hong Kong entered into an agreement (the “Chord Agreement”) with Chord Advisors, LLC (“Chord”). Pursuant to the Chord Agreement, Chord will provide us with comprehensive outsourced accounting solutions through December 15, 2013. We have agreed to pay to Chord an advisory fee of $7,500 per month for the first quarter of 2013, $8,500 per month for the second quarter of 2013, and $10,000 per month thereafter. The Company’s Chief Financial Officer, David Horin, is the President of Chord.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s directors and executive officers and persons who own more than ten percent of a registered class of the Company’s equity securities to file with the Commission initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent stockholders are required by Commission regulations to furnish the Company with copies of all Section 16(a) forms they file.

To the Company’s knowledge, none of the officers, directors or stockholders of the Company were delinquent in any necessary filings under Section 16(a), except that Ms. Van Vuuren is delinquent in the filing of her Form 3 reflecting her initial acquisition of her shares of Common Stock on June 28, 2012.

CORPORATE GOVERNANCE

Director Independence

The Company does not have any independent directors. Because the Common Stock is not currently listed on a national securities exchange, the Company has used the definition of “independence” of The NASDAQ Stock Market to make this determination. NASDAQ Listing Rule 5605(a)(2) provides that an “independent director” is a person other than an executive officer or employee of the company or any other individual having a relationship which, in the opinion of the company’s Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The NASDAQ listing rules provide that a director cannot be considered independent if:

(a)	the director is, or at any time during the past three years was, employed by the Company;

(b)	the director accepted or who has a family member who accepted any compensation from the Company in excess of $120,000 during any period of twelve consecutive months within the three years preceding the determination of independence, other than (i) compensation for board or board committee service, (ii) compensation paid to a family member who is an employee (other than an executive officer) of the Company or (iii) benefits under a tax-qualified retirement plan, or non-discretionary compensation.

(c)	the director who is a family member of an individual who is, or at any time during the past three years was, employed by the Company as an executive officer;

(d)	the director is, or has a family member who is, a partner in, or a controlling shareholder or an executive officer of, any organization to which the Company made, or from which the Company received, payments for property or services in the current or any of the past three fiscal years that exceed 5% of the recipient's consolidated gross revenues for that year, or $200,000, whichever is more, other than (i) payments arising solely from investments in the Company's securities or (ii) payments under non-discretionary charitable contribution matching programs.

(e)	the director is, or has a family member who is, employed as an executive officer of another entity where at any time during the past three years any of the executive officers of the Company serve on the compensation committee of such other entity; or

(f)	the director is, or has a Family Member who is, a current partner of the Company’s outside auditor, or was a partner or employee of the Company’s outside auditor who worked on the Company’s audit at any time during any of the past three years.

None of Mr. Foley, Mr. Malvett or Dr. Kukekov are considered independent because they are each executive officers or former executive officers of the Company.

Board Meetings and Annual Meeting

During the fiscal year ended October 31, 2012, the Board of Directors of the Company did not meet, but did transact business by unanimous written consent of all of the directors. The Company did not hold an annual meeting in 2011 or 2012.

Board Committees

The Company does not currently have a separately designated audit, nominating or compensation committee.

Compensation Committee Interlocks and Insider Participation

No member of the Board or executive officer of the Company has served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of the Company’s Board.

Board Leadership Structure and Role in Risk Oversight

The Company does not currently have appointed a Chairman of its Board of Directors. No policy exists requiring combination or separation of leadership roles and the Company’s governing documents do not mandate a particular structure. This allows the Company’s Board of Directors the flexibility to establish the most appropriate structure for the Company at any given time.

The Company’s Board of Directors is responsible for overseeing the overall risk management process at the Company. Responsibility for managing risk rests with executive management while the Board of Directors participates in the oversight of the process. The oversight responsibility of the Board of Directors is expected to be enabled by management reporting processes designed to provide visibility to the Board of Directors about the identification, assessment, and management of critical risks. These areas of focus include strategic, operational, financial and reporting, succession and compensation, compliance, and other risks.

Stockholder Communications

The Company’s Board of Directors does not currently provide a process for stockholders to send communications to the Board of Directors because management believes that until this point it has been premature to develop such processes given the limited liquidity of the Common Stock. However, the Company’s new management intends to establish a process for stockholder communications in the future.

EXECUTIVE COMPENSATION

For all periods prior to the exchange transaction referenced above, none of the Company’s officers or directors received any compensation for services rendered to the Company, or accrued any compensation pursuant to any agreement with the Company.

The following sets forth information with respect to the compensation awarded or paid to Glenn Foley, the Company’s Chief Executive Officer, Arthur Malvett, the Company’s Chief Operating Officer, and David Horin, the Company’s Chief Financial Officer, for all services rendered in all capacities to LCMD Hong Kong in fiscal 2011 and 2012. As of the date of this Information Statement, we do not have any other executive officers. These three executive officers are referred to as the “named executive officers” throughout this Information Statement.

Summary Compensation Table

The following table sets forth information regarding each element of compensation that LCMD Hong Kong paid or awarded to the named executive officers for the two fiscal years ended March 31, 2011 and 2012:

Name and Principal Position	Year	Salary	Bonus	All Other Compensation		Total

Glenn Foley	2012	—	—	$112,638	(1)	$112,638
Chief Executive Officer	2011	—	—	—		—

Arthur Malvett	2012	—	—	$105,610	(2)	$105,610
Chief Operating Officer	2011	—	—	—		—

David Horin (3)	2012	—	—	—		—
Chief Financial Officer	2011	—	—	—		—

(1)	Represents (a) $98,138 paid by LCMD Hong Kong directly to Mr. Foley as a consultant and (2) $14,500 paid by Glennart Consulting Group LLC pursuant to a Consulting Agreement between LCMD Hong Kong and Glennart, pursuant to which Mr. Foley provides services to LCMD Hong Kong. Mr. Foley owns a 50% interest in Glennart.
(2)	Represents (a) $91,160 paid by LCMD Hong Kong directly to Mr. Malvett as a consultant and (2) $14,500 paid by Glennart Consulting Group LLC pursuant to a Consulting Agreement between LCMD Hong Kong and Glennart, pursuant to which Mr. Malvett provides services to LCMD Hong Kong. Mr. Malvett owns a 50% interest in Glennart.
(3)	Mr. Horin commenced his role as LCMD Hong Kong’s Chief Financial Officer on December 11, 2012. See “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS—Transactions with Related Persons” for information on the Company’s agreement with Chord Advisors, LLC.

LCMD Hong Kong has not issued any securities for compensatory purposes to the named executive officers or directors in either of 2011 or 2012 under any employee benefits plans or otherwise.

Employment Agreements

Glenn Foley

On March 1, 2013 LCMD Hong Kong entered into a three-year employment agreement with Mr. Foley whereby Mr. Foley agreed to be LCMD Hong Kong’s Chief Executive Officer. The agreement automatically renews for additional one-year periods unless either LCMD Hong Kong or Mr. Foley notifies the other in writing at least 90 days prior to the conclusion of the three-year employment period.

Mr. Foley’s annual base salary is $299,500. Mr. Foley will receive a signing bonus of $100,000 upon the public registration of LCMD Hong Kong’s stock (which is expected to be paid instead after the exchange and subject to Board approval and appropriate financial condition of the Company) and is entitled to a discretionary bonus at the end of each fiscal year based upon him and LCMD Hong Kong reaching certain performance objectives. Mr. Foley was also granted 100,000 restricted stock units of LCMD Hong Kong, which are expected to be issued as 100,000 restricted stock units or similar securities of the Company after the exchange pursuant to an approved equity incentive plan.

Mr. Foley is entitled to participate in all benefit programs of LCMD Hong Kong including health care and option plans. He is entitled to 3 weeks of paid vacation a year and is reimbursed for all reasonable travel, entertainment, mileage, and other business expenses incurred by him in the performance of his duties as the Chief Executive Officer.

LCMD Hong Kong may terminate the employment agreement with Mr. Foley for cause (as defined in the agreement). LCMD Hong Kong may terminate the employment agreement without cause at any time within the first 90 days of the commencement of the employment agreement and upon 30 days prior written notice by LCMD Hong Kong on or after the ninety-first day following the commencement of the employment agreement. Mr. Foley may terminate the employment agreement upon not less than 30 days prior written notice by him to LCMD Hong Kong. Upon the termination of Mr. Foley’s employment agreement for any reason other than LCMD Hong Kong’s termination without cause, LCMD Hong Kong is under no further obligation to Mr. Foley other than to pay him compensation earned and reasonable expenses incurred prior to the last day of employment.

In the event that Mr. Foley’s employment is terminated by LCMD Hong Kong without cause, LCMD Hong Kong shall pay Mr. Foley 12 months of separation pay equal to his base salary. Also, Mr. Foley’s options will continue to vest for 6 months and he will be reimbursed for all reasonable expenses incurred prior to the termination. All of such payments are subject to Mr. Foley signing a release of claims reasonably satisfactory to LCMD Hong Kong and he fulfills his post-employment obligations.

The employment agreement also contains a non-disclosure of proprietary information clause and a non-competition and non-solicitation clause for a period of 12 months. If LCMD Hong Kong terminates the agreement without cause, the non-disclosure, non-competition and non-solicitation clauses are effective for 6 months, unless LCMD Hong Kong elects, no later than 30 days after Mr. Foley’s termination, to extend the period to 12 months. Furthermore, in the event of a change of control of LCMD Hong Kong, the non-competition provisions shall no longer apply.

Arthur Malvett

On March 1, 2013 LCMD Hong Kong entered into a three-year employment agreement with Mr. Malvett whereby Mr. Malvett agreed to be LCMD Hong Kong’s Chief Operating Officer. The agreement automatically renews for additional one-year periods unless either LCMD Hong Kong or Mr. Malvett notifies the other in writing at least 90 days prior to the conclusion of the three-year employment period.

Mr. Malvett’s annual base salary is $298,000. Mr. Malvett will receive a signing bonus of $100,000 upon the public registration of LCMD Hong Kong’s stock (which is expected to be paid instead after the exchange and subject to Board approval and appropriate financial condition of the Company) and is entitled to a discretionary bonus at the end of each fiscal year based upon him and LCMD Hong Kong reaching certain performance objectives. Mr. Malvett was also granted 100,000 restricted stock units of LCMD Hong Kong, which are expected to be issued as 100,000 restricted stock units or similar securities of the Company after the exchange pursuant to an approved equity incentive plan.

Mr. Malvett is entitled to participate in all benefit programs of LCMD Hong Kong including health care and option plans. He is entitled to 3 weeks of paid vacation a year and is reimbursed for all reasonable travel, entertainment, mileage, and other business expenses incurred by him in the performance of his duties as the Chief Executive Officer.

LCMD Hong Kong may terminate the employment agreement with Mr. Malvett for cause (as defined in the agreement). LCMD Hong Kong may terminate the employment agreement without cause at any time within the first 90 days of the commencement of the employment agreement and upon 30 days prior written notice by LCMD Hong Kong on or after the ninety-first day following the commencement of the employment agreement. Mr. Malvett may terminate the employment agreement upon not less than 30 days prior written notice by him to LCMD Hong Kong. Upon the termination of Mr. Malvett’s employment agreement for any reason other than LCMD Hong Kong’s termination without cause, LCMD Hong Kong is under no further obligation to Mr. Malvett other than to pay him compensation earned and reasonable expenses incurred prior to the last day of employment.

In the event that Mr. Malvett’s employment is terminated by LCMD Hong Kong without cause, LCMD Hong Kong shall pay Mr. Malvett 12 months of separation pay equal to his base salary. Also, Mr. Malvett’s options will continue to vest for 6 months and he will be reimbursed for all reasonable expenses incurred prior to the termination. All of such payments are subject to Mr. Malvett signing a release of claims reasonably satisfactory to LCMD Hong Kong and he fulfills his post-employment obligations.

The employment agreement also contains a non-disclosure of proprietary information clause and a non-competition and non-solicitation clause for a period of 12 months. If LCMD Hong Kong terminates the agreement without cause, the non-disclosure, non-competition and non-solicitation clauses are effective for 6 months, unless LCMD Hong Kong elects, no later than 30 days after Mr. Malvett’s termination, to extend the period to 12 months. Furthermore, in the event of a change of control of LCMD Hong Kong, the non-competition provisions shall no longer apply.

Glennart Consulting Agreement

LCMD Hong Kong is party to a Consulting Agreement with Glennart Consulting Group LLC, dated March 15, 2012. Each of Glenn Foley, the Company’s Chief Executive Officer, and Arthur Malvett, the Company’s Chief Operating Officer, own 50% of Glennart. Pursuant to the Consulting Agreement, Glennart is retained by LCMD Hong Kong to provide sale and marketing support in pre-defined international markets, direct regulatory activity, and prepare LCMD Hong Kong for entry into the United States market, among other things. The term of the Consulting Agreement ends on March 14, 2014. Either party may cancel the Consulting Agreement on 30 days written notice to the other party. Glennart is required to spend approximately 100 man hours per week in fulfilling its obligations under the Consulting Agreement, and in return is paid a monthly fee of $50,000 plus out of pocket expenses. LCMD Hong Kong and Glennart Consulting intend to terminate the consulting agreement as of the Closing of the exchange.

Compensation of Directors

None of the Company’s directors have received any compensation as directors in either 2011 or 2012.

WHERE YOU CAN FIND MORE INFORMATION

The Company files reports with the SEC. These reports, including annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws. You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Company has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

Health In Harmony, Inc.

By:	/s/ Glenn Foley
	Name:	Glenn Foley
	Title:	Chief Executive Officer

Dated: April 1, 2013.